Exhibit 23.8

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated September 18, 2008, with respect to the combined financial statements of Atlantic Paper & Foil Corp. of NY, Consumer Licensing Corporation, Atlantic Paper & Foil, LLC, Atlantic Paper & Foil of Georgia, LLC and Atlantic Lakeside Properties, LLC as of December 31, 2006 and for two years in the period then ended, included in the Registration Statement (Form S-4) and related Prospectus of Cellu Tissue Holdings, Inc. for the registration of up to $255 million aggregate principal amount of 11 1/2 % senior secured notes due 2014.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 6, 2009